FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)

HSBC HOLDINGS PLC
CANCELLATION OF LISTING OF SUBORDINATED NOTES

Application has been made under Listing Rule 5.2.8R to cancel the listing of the Fixed/Floating Rate Subordinated Notes due 2044 (ISIN: XS0189050353) (the 'Notes') issued by HSBC Holdings plc and listed on the London Stock Exchange, with effect from 29 April 2016. The principal amount of the Notes was redeemed in full on 29 March 2016, together with interest accrued to that date.

HSBC CAPITAL FUNDING (EURO 3) L.P.
(THE 'LIMITED PARTNERSHIP')
CANCELLATION OF LISTING OF NON-CUMULATIVE STEP-UP
PERPETUAL PREFERRED SECURITIES

The Non-cumulative Step-up Perpetual Preferred Securities (ISIN: XS0188853526 and Common code: 018885352) (the 'Preferred Securities') issued by the Limited Partnership and listed on the Luxembourg Stock Exchange were cancelled on 29 March 2016. The principal amount of the Preferred Securities was redeemed in full on 29 March 2016, together with income distributions accrued to that date.

For and on behalf of
HSBC Holdings plc
B J S Mathews
Group Company Secretary

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,000 offices in 71 countries and territories in Asia, Europe, North and Latin America, and the Middle East and North Africa. With assets of US$2,410bn at 31 December 2015, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                      By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                                Date: 29 March 2016